

INVEST IN **PLAYPER**

Re-Imagining Kids Toys for a More Sustainable Future

playper.com Los Gatos, CA

Consumer Goods Recreation Childcare

Highlights

1. Three playsets + two card sets, sustainably made with no plastics and 100% recyclable cardstock
2. C-level star power: Former executives from Paw Patrol, Mattel, and CEO of Fisher Price
3. Mission for 'purposeful play' to build a bonding experience with parent and child
4. 3 Milllion+ lbs of plastic toys wasted yearly - we're here to help solve this problem
5. As a Dad of four, our CEO knows what kids need during playtime and the stages of development
6. Creates IKEA Effect fostering a sense of accomplishment and pride for the child and parent
7. Launching in the nation's largest bookstore chain with 600+ stores nationwide in Q1 2025
8. Available on Amazon, ToysRUs.com, Walmart.com, in 50+ toy stores and Maisonette & Faire

Featured Investors



Gary Baughman Follow Invested $10,000

Former CEO of Fisher Price

"Great product with sustainability"



Susie Lecker Follow

Former Chief Brands Officer at Mattel

"Phenomenal team and I believe in their mission"



Brent Knudsen Follow Invested $600,000

Founder / Managing Partner of PCG Managing Director at North Castle Partners President of Specialized Bikes VP Marketing & BD at Costco Sr. Consultant at Bain

"Proud to be Playper's first and largest investor!"



Kevin Rollins Follow Invested $50,000

"Webb is a strong entrepreneur and I believe in him first and foremost, and also love the product."



Dick Boyce Follow Invested $25,000

"Very cool take on kid's toys and something different and disruptive in a stale space. Also like how they are reducing plastic."

Curtis Hill
Syndicate Lead
Follow Invested $510,000

"Playper has launched an important sustainability initiative in offering an alternative to heavy plastics usage in the toy industry. These non-plastic toy products are engaging, well tested by children, and durable. The management team and the board include a number of very experienced executives from the toy industry, as well as other adjacent and relevant industries. Revenue is already being generated through a number of large and well-known retail channels with a strong growth forecast for 2025. The current funding round will be used to expand the company's product line as well as further expanding its sales channels. As the former lead investor and CFO of an education technology company, I am keenly aware of the importance of a product's ability to creatively engage with children and inspire their imagination. Playper has done this with their innovative products and will continue to do so as the product line expands. Having invested already, I am familiar with the CEO's talent and character. The company is in good hands!"



Other investors include Scott Morris, Curtis Hill (Co-founder of Learning Express)

Our Team



Webb Knudsen Founder and CEO

• Launching Playper! Very proud of our products, awards, and super positive reviews • Creating a successful family office/leading >30 investments with 4 being acquired + one valued at 30X the valuation we invested. • Raising 4 young kids in a happy home!



Michael Sala Chief Product Officer

• VP of Design @ Spin Master for 7 years • Design Manager @ Mattel for 4 years • Project Designer / Chief Inspiration Offi @ Fisher Price for 7 years • Product Designer @ LEGO for 3 years (worked on Star Wars LEGO sets!) • Toy Designer @ Toys R Us



Alex Gwynne Lead Toy Designer

• Has created incredible paper-based toys for big names like Nintendo and Google



Susie Lecker Advisor / Board / Investor

• Chief Brands Officer @ Mattel • EVP Global Licensing @ Spin Master • VP International @ Fisher Price



Gary Baughman Advisor

• CEO of Fisher Price • CEO/President of Tyco Toys • President of Little Tikes • President of Evenflo



Jonah Stroh Creative Director & Writer

• Creative Producer and Writer for Paw Patrol and PJ Masks • VP Creative Production at Spin Master • Sr. Creative Producer and Writer at Entertainment One (Lionsgate Canada) where he worked on PJ Masks - a Disney Junior production



Steve Dolan Director of Marketing

• Produced excellent marketing results for big name clients like Adobe, NASA, and Philips

Pitch

One day while while playing with his kids with the usual plastic toys, it dawned on Playper's founder Webb that there must be a better way to play in a more sustainable way. He noticed that his kids stopped using most of their plastic toys after a matter of months, weeks, or less - at which point, he and his wife were left with the task of either giving them away or forced to just throw them away given how much space these toys take up - a problem all parents of young kids know well!

After doing some research, Webb discovered that 95% or more of all plastic toys are eventually thrown away by parents and each year over 3 million pounds of these non-biodegradable plastic toys that are disposed of end up in in landfills across the United States. These huge piles of plastic toys are filling up in landfills all over the world and causing irreparable damage to our environment.


Playper
Over 95 % of all
plastic toys are
thrown away
Over 3 Million lbs
of plastic toys are
disposed in land-fills
95 %
Disposed
3 Million lbs
are thrown away

In an effort to create sustainable toys for kids and a brighter future for our world, Playper was born and quickly became an award-winning, planet-friendly toy brand with its innovative build-it-yourself play-sets and storytelling card sets designed for open-ended, imagination-inspiring, hands-on play.

Playper is all about PURPOSEFUL PLAY - with purpose both for children and the earth, creating magical moments with products better for the planet and better for kids made from a high quality, durable paper material called PlayperBoard® that is 100% recyclable with soy and vegetable inks and no pollutants or toxins.


Product Created By a Dad Passionate About
Kids Products

There is no connection like the emotional connection between a parent and a child. Webb Knudsen, our founder and CEO of Playper, is the proud parent of 4 children and he takes fatherhood seriously and spends as much time as possible with his kids throughout the day and on the weekends amidst his busy work schedule running a company.


Playper
Webb Knudsen
Our Founder and CEO

He found that he enjoyed spending time with his children by playing with different toys, especially 'brain-game' type toys to help stimulate his children.


Playper


Playper Product Selection For Kids To Enjoy!

We currently offer 4 different products in the Playper Portfolio. These include:

Castle - playset $34.99

Step into a world where creativity meets sustainability with the Curious Kingdom Castle, a build-it-yourself playset crafted to light up young imaginations while caring for our planet. Made from eco-conscious materials, this enchanting, 3-level castle is packed with interactive, moving parts that bring kids and families closer through hours of hands-on play. Featuring 7 vibrant characters (and a charming, friendly castle!), each element encourages kids to engage deeply in storytelling and exploration. Plus, an optional free app adds a dash of digital magic with augmented reality surprises, making the play experience even more dynamic and boundless.



Catapult - playset $24.99

Ignite your child's imagination sustainably with the Curious Kingdom Catapult—an interactive, action-packed playset designed to bring families together in thrilling, hands-on fun! Crafted with eco-friendly materials, this gnome-launching catapult offers endless play on its own or as an exciting addition to the Castle Playset. Kids will love the functional catapult and whimsical cast, including 2 gnomes, a 'dummy' gnome (perfect for testing launch skills!), the Knight of Always, and Cornelius the grumpy unicorn. With a target for launch practice, every playtime becomes a shared adventure, sparking joy, laughter, and creativity in eco-conscious play.

Dragon Trainer - playset $14.99

Unleash eco-friendly adventures with the Curious Kingdom Dragon Trainer playset, where kids' imaginations soar as they help Binky the baby dragon learn to fly! Crafted with planet-conscious materials, this interactive set fosters creative, hands-on play for families to enjoy together. With Connie the skilled trainer and Mateo the aspiring knight, kids can explore the many accessories, like the reversible grooming/feeding station featuring a swappable trophy and faucet, inviting endless storytelling possibilities. Every detail of this sturdy playset is designed to engage young minds and create joyful memories—making sustainable play as magical as it is meaningful.



Story Starters - storytelling card set $14.99

Spark endless eco-friendly storytelling with Playper's Curious Kingdom Story Starters card set! Designed with sustainability in mind, this unique activity invites families to dive into the imaginative world of Curious Kingdom together.


Playper
CASTLE
CATAPULT
DRAGON TRAINER
STORY STARTERS


Loved and Recognized by Parents and Industry Leaders

Since launching in 2022, Playper has gained significant industry recognition, proving our mission resonates with parents, children, and industry leaders alike. With honors like Fast Company's Innovation Recognition and Creative Child Magazine's *Top Toy of the Year* and *Creative Play of the Year* in 2023, Playper is celebrated for inspiring imaginative play through innovative, eco-friendly designs. Additionally, our STEAM Accreditation by the Toy Association in 2022 validates Playper's role in supporting early learning through play, a cornerstone of our educational focus.


Astra STAR PLAY AWARD 2024 FINALIST
TOP SUMMER TOY
toy insider
2024 WINNER
MOM'S CHOICE AWARDS HONORING EXCELLENCE
PAL AWARD
Playawards.com
2023 Creative Play of the Year Award
2023 TOP TOY of the Year Award
2023 NATIONAL Parenting Product AWARDS WINNER
2024 WINNER SUSTAINABILITY
NATIONAL PARENTING PRODUCT AWARDS
The National Parenting Center
Seal of Approval
BUILDS MESH SKILLS
GOOD TOY GUIDE Recommended
Fast Company
World Changing Ideas 2022
Parents BEST TOYS 2024
ACCREDITED STEAM TOY
AWARD-WINNING
Loved and Recognized
by People Like You

Most recently, our flagship product, the Curious Kingdom Castle Playset, was named *Best Playset for Toddlers* by Parents.com's Best Toys of 2024, a testament to our dedication to quality and design. Supported by accolades from Toy Insider, NAPPA, and the Mom's Choice Awards, Playper is reshaping the future of play for young learners, offering parents sustainable, award-winning toys they can trust.


Our Team is Positioned For Success

Playper has amassed a solid and experienced team around our CEO, Webb Knudsen. Webb has been heavily involved in private equity and has forged valuable connections in his career.

Before delving into our Playper team, let's start with Webb himself: He comes from a background of operating their family office Partnership Capital Growth for over 7 years and they have made 37 investments totaling over $32.5M into consumer packaged goods brands across several sectors and categories.


OUR Playper TEAM
Michael Sala
Chief Product Officer
Alex Gwynne
Lead Toy Designer
Jonah Stroh
Head Writer and Creative Director
Susie Lecker
Board Member and Investor

Michael Sala is Playper's Chief Product Officer, overseeing all creative vision for the company and innovating new Playper toy lines. He has 25 years experience in the toy industry and cut his teeth working at LEGO in Denmark for 3 years where one of his key initiatives was designing the Star Wars LEGO toys, then going onto in-house toy design at Toys R Us designing action figures, playsets, vehicles and arts & crafts products. Next Michael spent 7+ years where he was known as Chief Inspiration Officer and worked on toys for properties like Peppa Pig and more. Most recently he spent 4+ years at Mattel working on Thomas & Friends, Peppa Pig, and Bob The Builder and over 7 years at Spin Master designing Paw Patrol, Hatchimals, and Gabby's Dollhouse toys.

Alex Gwynne is Playper's Lead Toy Designer and has previously worked with big brands like Nintendo and Google. Our "Mad Scientist" Alex is one of Playper's secret weapons, and is a world-class, best-in-field paper toy artist, designer, and engineer who has designed toys for some of the biggest names in the business and has been hard at work creating simpler, more stable, and more modular building experiences, giving kids an incredible number of new ways to build and play with Playper products.

Jonah Stroh is Playper's Head Writer & Creative Director. He is a former Creative Producer and Writer for Paw Patrol and PJ Masks. Jonah was Vice President of Creative Production at Spin Master, where he wrote and produced for the multibillion dollar franchise Paw Patrol - one of the most popular and longest running kids shows of all time. He was a Sr. Creative Producer and Writer at Entertainment One (now Lionsgate Canada) where he worked primarily on the hit show PJ Masks -a Disney Junior production. His entire career has been in the world of children's entertainment and media, and he has written/produced content for a number of well-known and well-loved kids animated series shows over 20+ years in the business.

Susie Lecker is the former Chief Brand Officer at Mattel and has graciously joined the board of directors and is an active advisor for and investor in Playper. In addition to her time at Mattel, he was EVP Global Licensing at Spin Master and a Vice President at Fisher Price. She focuses on helping Playper with go to market strategy and developing new product lines

Other investors/advisors include:

- Former CEO of Fisher Price
- Former CEO of J. Crew
- Former CEO of Dell
- Current COO (and co-founder) of Freshpet
- Head of Education Partnerships at Roblox


Why Kids and Parents Love Playper

The original premise of toys is to properly stimulate a child's mind, challenging them to think more, and building up and improving their critical thinking to prepare them for the real world.

Some toys have unfortunately gravitated away from this and are only entertainment for children. About 85 % of all toys (ages 4-10) on the United States market statistically DO NOT contribute to a child's critical thinking or provide education of any kind.





Our mission at Playper is to offer 'Purposeful Play.' We are creating a bonding experience between a parent and child while also giving inherent value to the child playing with our innovative toys. What also sets us apart from other toys is that they're designed in a way that invites parents to be part of the experience. We like to say Playper toys CREATE MAGICAL MOMENTS.



Our toys are simple enough for most children to build on their own, but we believe in facilitating these awesome experiences that invite parent & child, siblings, and friends to build together and bond through the experience. We love hearing stories of parents setting 'Playper dates' with their kids to build the toys and engage in pretend play with them. And it's also a great toy that can keep a child busy on their own for a long time while they lose themselves in the imaginary worlds they create.


Popular Toys
Playper
Educational Focus
Designed for Entertainment
M.E.S.H / S.T.E.A.M Skills Development
Eco-Friendly
Plastic, Forever Chemicals
100% Plastic Free (Forever)
S.E.L.
Little Emphasis on Emotions and Empathy
Creates Scenarios for Cooperative Play
Parental Appeal
Short-term Engagement and Novelty Appeal
Supports Sustained Interest with New Stories and Interactions
Skill-Level Adaptability
Focused on Kid Appeal Alone
Educator-designed for developmental and meaningful play
Interest Longevity
Often lacks adaptability for developmental
Builds Confidence by Engaging Kids at Their Own Pace

Our product lines are built completely from scratch, tell rich stories with mystical creatures and enchanting characters like cute little gnomes transporting to and fro via catapult or a patient knight in training teaching Binky the Dragon how to fly - our products teach valuable life skills like resilience, patience, kindness, and compassion.

We are tapping into the magic of childhood with intriguing stories around fictional characters, and our toys stimulate the imagination through pretend play.


Our Toys Create The Ikea Effect

If you've ever bought furniture from IKEA, then you probably know how the process works - you look at completed furniture pieces on the showroom floor, you pick one out, and then you order it. Then you grab a roller cart and pick up the furniture from their warehouse.

But instead of being pre-made and assembled for you, it comes in a flat, heavy box of multiple pieces. Once you get home, you dump out a plethora of wooden panels, boards, metal and wooden screws, and knobs. It may take hours and hours, but once you successfully build furniture, a sense of pride washes over you: “I did that!”


The IKEA Effect
Feeling sense of accomplishment
Spending 30 minutes + building and using mind
Learn patience, diligence, and following instructions

This is called the ‘IKEA Effect.’ And when you spend 10-30 minutes putting together a highly imaginative Playper story with our toy pieces, both you and your child have bonded more than any other toy in the past, plus feeling a sense of accomplishment in your mind, but most importantly in your child’s mind.


The Plastic Problem and How We Are Tackling This

Whether we know it or not, the current state of plastic toys is causing an environmental crisis, especially right here in the United States. Each year, 40 million tons of plastic waste is generated and most of this ends up in landfills where it just sits forever.

The environmental repercussions of dumping plastics like this in land-fills is staggering, causing pollution when the plastics start to decompose, not to mention the pollutants that occur by first creating the plastic.

Why do toys get thrown away? It's simple really: Kids are fickle and outgrow their toys and move on to bigger and better things, whether it's more advanced toys, electronics, or video games.

Waste can be severely reduced by transitioning to sustainable toys such as Playper. We are emboldened to lead the movement of ditching plastic toys and moving many interactive toys to high-quality durable paper. The inks and coatings used on our toys are environmentally friendly and have no toxic components to them. We primarily utilize soy and vegetable inks that are 100% safe and digestible in the event a child puts our toys in their mouths.

Behemoth brands like LEGO are now under fire due to their excessive plastic use. LEGO is looking into new types of materials due to this backlash and has invested over $1 billion in its efforts.

This is all to say, the trend for more sustainable, non-toxic toys made out of alternate materials other than plastic are on the rise and billion dollar brands like LEGO are slowly changing their ways.


FSC
Soy/Vegtable Based Inks
Biodegradable
70% Recycled Material
Playper Board®
Play Time
Recyclable

Our Business Model

Our business model centers around strategic retailers geared towards interactive toys and 'brain-games,' especially Mom and Pop independent toy stores across the country. There is an estimated 10,000 toy stores across the country, hidden in malls as well as rural areas. Independent toy stores are here to stay since they are highly experiential. Parents and their children want to come in and play with toys, and this is irreplaceable and cannot be done online.

Like the movie industry making Pixar films with comedic nods to adults throughout the film, retail toy stores have been targeting the 'kidult' market where kids want the toy, and adults are also intrigued and want to play along with their child. Adults are kids at heart, why not market to them as well? The average video-gamer age is now above 30 and sometimes even 40, so this pendulum shift for higher age groups being engaged is happening across kids toys as well.


Our
Business Model
amazon
FAIRE
ToysRUs
Large
Retail Bookstores
with 600+ Locations
MOM and POP
toy shop
Walmart
MAISONETTE

For online sales, we have also strategically partnered with e-tailers such as Amazon, Walmart.Com, ToysRUs.Com, Maisonette.com and many more.

About 40% of our revenue is derived from retailers, while 60% is from online. Retail is expected to take a large boost in 2025 with our imminent nationwide launch in Q1 2025 into the world's largest bookstore (we'll let you guess who! with over 600 stores, there's likely one right near your home!). *Future projections are not guaranteed.* Velocity in these well-known and loved stores is particularly high due to the sheer traffic of people that come into these stores to look around and find toys, games, and puzzles for themselves and their children.

Our growth and revenue is expected to increase by 200% during the holiday season for obvious reasons: Playper is a fantastic and ideal gift for children and creates a bonding experience between adults and their kids. Capital raised in this campaign will allow us to funnel more support and paid ads behind our brand story as the holidays are approaching. *Future projections are not guaranteed.*

The timing of this capital raise could not be anymore crucial, which is a big motivator to raise online with Wefunder.


Our Pathway To Growth

In 2025, we are excited to have a huge year of growth, projecting about $2M in revenue, and our long-term plan is reach $31M by 2027! *Future projections are not guaranteed.*

What is helping our quick scale and sales growth is leaning into our strong team of management and operators, advisors, and investors and their past experience and successes.

Our first full year (2023), we were also heavily occupied in market validation, making several iterations of our packaging and product after receiving initial consumer feedback, solidifying our supply chain internationally, and ensuring the quality is exactly where it needed to be.


Playper
ON TRACK TO REACH $31M BY 2027
PLAYPER IS AN OMNICHANNEL BRAND WITH MULTIPLE THEMES AND LICENSES UPCOMING.
Q4 2022: soft launched Castle on playper.com
2023: Expanded Curious Kingdom line with Catapult, Dragon Trainer, and Story Starters,Amazon, 5 Specialty Retail Stores
2024: ToysRUs.com, Walmart.com, Maisonette, significant retail growth: adding 50+ stores and counting
STARTUP PHASE
77% YoY growth
Curious Kingdom
Pirate Port
Critter Clinic
Monster Manor
Licensed Property
Licensed Property/ies
Licensed Properties
2023
2024
2025
2026
2027

Future projections are not guaranteed

Like any idea that challenges the status quo, there are going to be bumps in the road, but we have thankfully resolved a majority of these issues, and it has been full steam ahead for our management and creative team in 2024 which will lead to significantly higher revenue and more success overall this year and years to come.

Capital raised on Wefunder will help us 'get the word out' about our incredible and compelling story, while helping the planet with a more sustainable product. Our growth up to this point has been entirely organic with few paid-ads or social media paid postings. This is what's most exciting about our current stage.

With proper capital raised from Wefunder, we are positioned to market our product as well as better support our retailers with social media marketing/paid-ads, in-store promotions, and guerrilla marketing in stores to attract new customers.


Use of Funds

Per our previous sections, the capital raised on Wefunder will be primarily used for 3 areas:

1. Marketing/Promotions/Social Paid-Ads to create awareness
2. Google SEO
3. Facebook/Instagram Paid Ads
4. Key influencers in the space to help promote to their followers organically by gifting them product wherever necessary. We find these are the best micro-influencers and more cost effective
5. Inventory/Raw Materials/Production
6. Working capital for day to day miscellaneous expenses


Playper
USE OF FUNDS
Inventory/Raw Materials/Production
Marketing/Promotion/Social Ads
R&D + Working Capital
20%
50%
30%

6.9% of total will funds will be paid to Wefunder*

The capital raised here will be put to IMMEDIATE USE to scale sales significantly.


Call To Action

From Webb, our CEO and Founder:

"As a dad of four young kids, I see every day how little moments of play can spark joy and bring us closer as a family. But I also see the waste that comes with so many toys today and feel a deep responsibility to create something better, not just for my children, but for every family. That's why I started Playper—to make toys that light up kids' imaginations, foster meaningful connections between parents and children, and leave a softer footprint on our planet.

Playper toys aren't just designed for fun; they're crafted to inspire creativity, collaboration, and quality family time. By investing in Playper, you're helping us bring sustainable, interactive play to families everywhere. Together, we can create a brighter, greener future for our kids—one filled with memories, learning, and the magic of discovery. Join us in transforming play for a better tomorrow."


Playper
YORK